Exhibit 1.01

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

Record Revenue of $98 Million and $229 Million Non-GAAP Cash and Cash Equivalents Reported by CDC
Corporation for Q1 2008

Revenue and Adjusted Net Income Exceed Consensus Analyst Estimates

BEIJING, ATLANTA, May 21, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced its financial results for the first quarter of 2008. Total revenue from continuing operations(a) for the period ended March 31, 2008 was (U.S.)$98.3 million, an increase of 12 percent from (U.S.)$88.0 million in the first quarter of 2007. Non-GAAP cash and cash equivalents(1) totaled (U.S.)$229.2 million as of March 31, 2008. The company generated positive GAAP operating cash flow of (U.S.)$5.3 million in the first quarter of 2008.

“We’ve started 2008 with our best-ever first quarter revenue, beating consensus analyst estimates for both revenue and adjusted net income, despite the slow economy that is impacting the global software industry,” said Peter Yip, CEO of CDC Corporation. “Total revenue for CDC Software grew 15 percent and recurring maintenance revenue grew 52 percent in Q1 2008, compared to Q1 2007. We also just completed our annual North American user conference with record attendance and very enthusiastic feedback. Additionally, our software license pipeline today reflects low double-digit growth compared to our pipeline at the same point in Q1 2008. During the quarter, we also saw our second quarter of sequential growth for CDC Games revenue and this trend has continued into Q2. Overall, we are in a strong position and seeing positive indicators in our software and games businesses, which are growing and each capable of generating a significant portion of their revenues from recurring sources, despite the very challenging market conditions. We believe that our relatively stable revenue mix, along with our strong cash position, provides the foundation needed to continue growing in a slow economy and help us accelerate our business as economic conditions improve.”

Added Yip, “We are also continuing to work very hard on improving our profit margins. In CDC Games, we reduced our cost structure in Q1 2008 through a headcount reduction of 150 people. We are also taking steps to standardize onto a single online game publishing platform that will provide standard processes, features, and functions required to operate our games in a more cost effective manner. To help accomplish our cost savings goals for CDC Software, we have reduced facilities expenses through consolidation of neighboring offices and eliminated redundant positions related to our recent acquisitions over the last 12 months. We estimate that these cost reductions will reduce our annualized CDC Software expenses by approximately (U.S.)$16.3 million. Based on these and other cost reduction initiatives currently under evaluation, we look to see improvements in key operating metrics such as adjusted net income and margins on recurring revenues.”

First Quarter Results:

•	Total revenue for CDC Software for Q1 2008 was a first quarter record, at (U.S.)$87.3 million, an increase of 15 percent from (U.S.)$76.2 million in Q1 2007. Recurring maintenance revenue was $25.8 million, up 52% compared to Q1 2007.

•	Total revenue for CDC Games for Q1 2008 was (U.S.)$8.7million, an increase of 10 percent from (U.S.)$7.9 million in Q4 2007.

•	Total revenue for China.com, which includes our internet and media portal businesses, was (U.S.)$2.2 million for Q1 2008, an increase of 9 percent over (U.S.)$2.1 million in Q1 2007.

•	Total revenue for CDC Corporation was (U.S.)$98.3 million compared to (U.S.)$88.0 million in Q1 2007. Net loss from continuing operations in Q1 2008 for CDC Corporation was (U.S.)$11.6 million, compared to a gain of (U.S.)$1.4 million in Q1 2007.

•	Adjusted net income from continuing operations(2) was (U.S.)$80,000 for Q1 2008 compared to a loss in the previous quarter.

•	GAAP operating cash flow was (U.S.)$5.3 million in Q1 2008.

Subsidiary Revenue and Operating Metrics Summary

CDC Software

Highlights for Q1 2008:

Total revenue for CDC Software in Q1 2008 was (U.S.)$87.3 million, an increase of 15 percent from (U.S.)$76.2 million in Q1 2007. This was comprised of: software license revenue of (U.S.)$12.3 million, maintenance revenue of (U.S.)$25.8 million, software consulting and services revenue of (U.S.)$23.0 million, global services revenue of (U.S.)$24.7 million, and hardware revenue of (U.S.)$1.5 million.

Total revenue for CDC Software in Q1 2008, excluding Global Services, was (U.S.)$59.8 million, an increase of 17 percent from (U.S)$51.3 million in Q1 2007. Revenue for CDC Global Services in Q1 2008 was (U.S)$27.5 million in Q1 2008, an increase of 11 percent from (U.S)$24.9 million in Q1 2007. Gross margin for CDC Software, excluding Global Services during Q1 2008 was 54 percent compared to 58 percent in Q1 2007. Gross margin for Global Services was 22 percent in Q1 2008 compared to 26 percent in Q1 2007.

Q1 2008 revenues for CDC Software were geographically distributed with the Americas contributing 60 percent of the total, and the rest of world contributing 40 percent.

During Q1 2008, CDC Software added a total of 185 new customers including 57 for enterprise software applications and 128 for add-on and departmental software solutions. Also, during the quarter, the company signed upgrade and expansion agreements with 297 enterprise software customers. New customers accounted for 34 percent of total software license revenue during the quarter. New customers included Bank of East Asia, Contractor’s Steel, Flour China, Global Sources, Industrias Carnicas Vicente Lopez, Lloyd, Inc., Lunds Energi, Natividad Abogados, Oxford Aviation Academy, PurFoods, TCIMS, Ungerer, Woolf Enterprises.

Repeat business with existing customers accounted for 66 percent of total software license revenue for the quarter. Software sales to existing customers grew by 33 percent in Q1 2008 compared to Q1 2007. Customers with expanded and repeat business during the quarter included Ahlsell, AXA Insurance, Barclays Bank, Bay Valley Foods, CareerBuilder, Carvel Corporation, Covidien, Georgia Gulf, Johnson Controls, Juice Harvest, Konika Minolta, Legrand, Medline, Nation Pizza, Sandvik, See’s Candies, Unilever, WebEx, and Wise Foods.

During the last 12 months, CDC Software implemented cost reduction initiatives that are estimated to yield approximately (U.S.)$16.3 million in annualized savings. These initiatives are intended to align operating costs with revenue forecasts and help protect against the negative effects of the slowing global economy.

During the quarter, CDC Software also launched new products and upgrades including:

•	Pivotal 6.0, is an upgrade which provides a new user interface for Pivotal CRM and enhanced integration with Microsoft Outlook and Visual Studio. Several educational events were hosted allowing customers and partners to learn about the new capabilities of Pivotal 6.0, and how to use the migration tools used to convert their current implementations. To date, over 100 customers and partners have downloaded this upgrade.

•	Pivotal CRM On Demand for Institutional Asset Management - Designed with a new Software as a Service (SaaS) architecture, Pivotal CRM On Demand can be hosted by CDC Software and accessed on-demand, via a web browser by customers. The solution can also be deployed on-premise and hosted internally by customers, or used in a blended mode, both on-demand hosted externally and on-premise, hosted internally, at the same time. Building on CDC Software’s experience in providing industry-specific solutions for financial services, the company’s first industry-specific application for the Pivotal CRM On Demand platform helps address the unique customer relationship requirements of Institutional Asset Management (IAM) firms.

•	Pivotal Capital IQ Adapter, is a packaged solution that allows Financial Services institutions to leverage Standard & Poor’s Capital IQ data directly within their Pivotal CRM systems.

•	Ross EPM upgrade, is an upgrade that provides the addition of pricing and promotional analytics. With this upgrade, Ross EPM customers can now analyze gift promotions, book-only promotions, substitution discounts and multi-level sales order discount calculations, in order to help improve their level of customer service. As part of providing expanded negotiated pricing and discounting terms and conditions of sales, Ross EPM Sales enhancements now provide new dashboards, metrics, and KPI’s, based on added analysis dimensions, as part of offering added insight into the impact of promotional costs on Sales and Profit Margin over time.

•	CDC Factory Scheduling upgrade - This release provides significant new scheduling features, usability and performance enhancements to help improve production scheduling and real-time integration between shop floor execution and production schedules. The Enhanced Labor Scheduling feature now offers the ability to define, model and assign labor types to specific production tasks, to further enable the optimization of human capital within the factory.

•	EPM Warehouse for CDC Supply Chain - EPM Warehouse is a plug-in business intelligence application for CDC Supply Chain’s solutions for Extended Warehouse Management. Visual and intuitive dashboards give users access to a set of preconfigured reports and gauges with verified key performance indicators (KPI) for receiving, picking, shipping and resource utilization. Users can also create their own personalized reports and graphs.

•	CDC Supply Chain WMS upgrade – This upgrade includes new and enhanced functionality in picking and post-picking processes, transit flows, bar code scanning and voice interaction, along with improved 3PL functionality. The release was a result of internal research and development efforts as well as several development cooperation’s with customers including Albert Heijn, NMD, Schenker, NorgesGruppen and Menarini.

The CDC Connect North American user conference, which included for the first time customers from all CDC Software product lines, was held in Denver Colorado, on May 12 through 15, 2008. There were approximately 650 attendees, which represented all of the company’s major vertical industries including financial services, manufacturing, distribution, food and beverage, consumer products, life sciences, specialty chemicals, metals and natural products. During the conference, customers and partners, as well as industry and equity analysts, learned about new releases and significant upgrades of the company’s products that included:  Pivotal CRM, Saratoga CRM, Ross Enterprise, CDC Factory, as well as our new software as a service CRM solution, Pivotal CRM On Demand.  CDC Connect featured over 120 educational sessions, 24 hands-on product test drive sessions, 26 Sponsors and Partners, and 51 exhibits and demonstrations. New and enhanced products featured at the event are expected to help drive additional business, including expanded deployments and additional service contracts.

Also, during Q1 2008, CDC completed its acquisition of a 51 percent stake in Integrated Solutions Limited (ISL), a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. ISL joins CDC Software’s successful Franchise Partner Program that includes Franchise Partners located in India, Argentina, Spain and Mexico. ISL provides ERP solutions designed to address the needs of small and medium-sized discrete manufacturers in the electronics, toy, watch and furniture industries in China. With company headquarters in Hong Kong, ISL has been successfully selling and deploying these solutions throughout southern China. CDC Software plans to help ISL expand beyond its current focus to other parts of China, the Middle East, Southeast Asia, India and other countries. In addition, the company has already seen some success with cross-selling solutions through both sales channels.

CDC will continue to make additional investments in China through the expansion of its Franchise Partner Program as well as through acquisitions.

CDC Games

Total revenue for CDC Games during Q1 2008 was (U.S.)$8.7 million, an increase of 10 percent from the Q4 2007. This was the second consecutive quarter of strong sequential-quarter growth for CDC Games. The company believes that it has a relatively stable, recurring and repeatable revenue base. In addition, the benefits of the company’s diversification strategy are also becoming clear. CDC Games’ revenue is now derived from its portfolio of 8 MMO games across multiple geographies with no single game contributing more than 35 percent of total revenue in Q1 2008 and three games each contributing at least 20 percent or more to total revenue.

Recent highlights for CDC Games include:

•	CDC Games, working closely with Mgame, recently launched Yulgang Version 2.0. Metrics associated with the launch have, so far, exceeded the company’s expectations.

•	CDC Games has taken steps to consolidate its China-based games on one single common game publishing platform. The company believes that this will help to improve operational efficiency and further enable cross promotion of CDC’s entire game portfolio to its more than 140 million registered players in China.

•	CDC Games is in the process of standardizing all of its games on one universal game card. The company believes that this will help increase its brand awareness, improve its cash flow and negotiate better financial terms with its distribution channel, as well as increase the liquidity of its cards.

•	CDC Games began cross marketing its games. Through collecting user data and incentive programs, the company believes it can effectively market other games to its installed user base.

•	During Q1 2008, CDC Games reduced headcount by approximately 150 people to help streamline operations and improve key operating metrics for the company.

In Q1 2008, CDC Games USA launched its Online Games portal 12FootTall and as of May 12, it has attracted more than 300,000 registered users. The company believes this platform can be an exciting launch pad for casual games and other content, such as the mini flash games and exclusive comics currently available today. CDC Games USA has established an entry in the emerging MMO games market with its first USA title, Lunia although revenue is not yet material.

The Company also believes it has made progress in diversifying the pipeline and style of new games planned for the second half of 2008. The pipeline, which includes Dragonsky, Life Online, Digimon and Come on Baby, caters to a more casual and expanded target audience. In addition, the company believes it has developed a more cost effective process for effectively launching games, including cross promotion, leveraging a combined base of existing players.

In response to the announcement made by the State Council of the People’s Republic of China, CDC Games will honor a three-day national mourning for the earthquake victims in China from May 19 to May 21, 2008. The Company has suspended game services beginning on May 19, 2008 to express its sympathy for the victims and will resume game services on May 22, 2008.

China.com Portal
Total revenue for the China.com portal and media services businesses during Q1 2008 was (U.S.) $2.2 million, an increase of 9 percent from (U.S.)$2.1 million in the first quarter of 2007. Gross margin for the China.com portal business during Q1 2008 was 50 percent. The Company believes that China.com benefits from strong brand recognition in China, the growth of online advertising, and strategic partnerships with Internet industry leaders. The business unit is particularly focused on its industry-leading automobile and defense content channels. The portal has increased advertising focus in these areas and successfully partnered with notable auto clients such as Volkswagen and Mercedes-Benz.

“We are cautiously optimistic about the remainder of 2008,” added Yip. “Our cost structure is now better-aligned with our revenues and we are examining options for further improvements. Our cash balance remains very strong and, as noted, we believe we have a stable stream of recurring revenues. Based on these indicators, including our sales leads and expanded pipeline coming out of Q1 2008 for CDC Software, as well as revenue run rates across all our businesses, we will look to show continued growth as well as improved operating metrics in 2008.”

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Wednesday, May 21, 2008 at 5:30 pm EDT.

USA-based Toll Free Number: +1-888-603-6873
International: +1 973 582 2706
Passcode: 46125595
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay
For those unable to call in, a digital instant replay will be available after the call until June 4, 2008. U.S. based Toll Free Number: +1 800 642 1687 U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #:46125595
###

(a)Adjustment for Discontinued Businesses
During the first quarter of 2008, the Mobile Services and Applications business unit was discontinued. All first quarter 2008 and corresponding historical amounts for the Mobile Services and Applications business unit have been classified as discontinued operations, and are not included herein.

Adjusted Financial Measures
This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its 2007 audit and adjustment to the estimates set forth in this press release may be identified as a result of this process.

The financial statements presented in this press release are unaudited.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As part of this long term strategy, CDC Games launched the www.12FootTall.com portal to showcase online games and related content in North America. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the continued financial and business performance and position, our beliefs regarding our sales pipelines, our beliefs regarding the reliability of our business indicators and our revenue mix as well as the stability, strength thereof and of our cash position, the use of the foregoing to help us continue growing, our efforts regarding our financial and business focus, including our efforts with respect to cost-savings, our ability to streamline operations, our ability to reduce costs and beliefs about the effects thereof, our beliefs and expectations regarding our existing and new customers, our expectations and intentions relating ot cost-savings associated with our initiatives, our beliefs regarding the efficacy and abilities, functions, and features of our products and upgrades, our expectations regarding the effects of our products that were featured at CDC Connect, our plans and expectations with respect to ISL and its and our future performance, our beliefs regarding our potential future investments in China, our beliefs regarding our revenue base and the stability, repeatability and repeatable nature thereof, our beliefs regarding the benefits of our diversification strategy, our expectations regarding Yulgang 2.0, our beliefs regarding our operational efficiency and cross-promotion activities and plans, our beliefs regarding each of our games contribution to revenues, our beliefs regarding cross-selling and marketing success and opportunities, our beliefs regarding brand awareness, improved cash flow, negotiating leverage and the liquidity of our pre-paid cards, our beliefs regarding the progress in our diversification strategy for our existing and planned games pipeline, the cost-effective nature of our processes for launching new games, our beliefs regarding our ability to leverage our combined base of game players, our beliefs regarding China.com’s brand recognition in China, the growth of onlibe advertising in China, and strategic partnerships in China, and the effects and benefits thereof, our beliefs regarding our ability to produce continued growth in subsequent quarters, our beliefs regarding our marketing, financial, business and competitive position, our intent to continue to execute on our strategies and our expectations with respect to development activities, our expectations regarding sequential improvements in revenue for CDC Games, CDC Software and China.com, our intent to continue with a diversification strategy at CDC Games, the anticipated effects of our business and financial strategies, our beliefs regarding continued improvements in operating performance, our beliefs regarding our focus and intended focus, our ability to continue to reduce costs and standardize globally at CDC Games and the effects thereof, our intentions with respect to our initial public offering for each of CDC Software and CDC Games, including the timing of each and our intent and ability to continue them, our intent and ability to provide additional updates with respect to the Games and Software initial public offerings and other corporate initiatives, our estimates regarding maintenance revenue retention and other financial measures, our intentions regarding our joint venture and other strategic initiatives, our beliefs and expectations regarding Yulgang 2.0, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2008
Revenue:
Software	$51,276	$59,797
Global Services	24,897	27,548
CDC Games	9,728	8.706
China.com	2,056	2,245
Total revenue	87,957	98,296
Cost of revenue:
Software	(21,327)	(27,475)
Global Services	(18,365)	(21,599)
CDC Games	(3,953)	(5,655)
China.com	(763)	(1,126)
Total cost of revenue	(44,408)	(55,855)

Gross profit	43,549	42,441
Gross margin %	50%	43%
Operating expenses:
Sales and marketing expenses	(14,819)	(19,674)
Research and development expenses	(4,814)	(6,434)
General and administrative expenses	(17,303)	(22,480)
Amortization expenses	(2,527)	(3,264)
Restructuring and other charges	(1,586)	(513)

Total operating expenses	(41,049)	(52,365)

Operating income	2,500	(9,924)
Operating income %	3%	-10%
Other income, net	1,191	(912)

Income before income taxes	3,691	(10,836)
Income tax expense	(1,395)	(451)

Income before minority interests	2,296	(11,287)
Minority interests in income of consolidated subsidiaries	(935)	(345)

Income (loss) from continuing operations	1,361	(11,632)
Income (loss) from continuing operations %	2%	-12%
Discontinued operations:
Loss from operations of discontinued subsidiaries	(1,297)	(252)
Loss on disposal/dissolution of discontinued subsidiaries, net	—

Net income (loss)	$64	$(11,884)

Basic and diluted earnings (loss) per share from continuing operations	$0.01	$(0.11)

Basic and diluted earnings (loss) per share	$(0.00)	$(0.11)

Weighted average number of shares – basic	107,461	106,975
Weighted average number of shares — diluted	127,379	123,484

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2007	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$145,346	$156,748
Restricted cash	4,066	4,171
Accounts receivable (net of allowance of $8,248 and $7,098 at December 31, 2007 and March 31, 2008, respectively)	87,668	82,381
Prepayments and other current assets	26,345	29,308
Available-for-sale securities	77,646	37,179
Deferred tax assets	1,499	1,642

Total current assets	342,570	311,429
Property and equipment, net	19,659	18,282
Goodwill	207,213	209,407
Intangible assets	132,060	130,716
Investments	12,464	12,655
Available-for-sale securities	28,526	31,145
Deferred tax assets	21,082	21,184
Other assets	6,814	7,945

Total assets	$770,388	$742,763

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,571	$25,937
Purchase consideration payables	4,192	2,771
Income tax payable	1,711	946
Accrued liabilities	49,744	50,854
Restructuring accruals, current portion	2,872	2,265
Short-term bank loans	32,020	10,276
Deferred revenue	67,989	73,243
Total current liabilities	187,099	166,292
Convertible notes	174,905	177,539
Restructuring accruals, net of current portion	595	638
Other liabilities	10,989	11,757

Total liabilities	373,588	356,226
Minority interests	37,710	37,640
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 111,364,999 and 114,092,737 shares issued as of December 31, 2005 and 2006, respectively; 109,762,262 and 106,401,376 shares outstanding as of December 31, 2005 and 2006, respectively	28	28
Additional paid-in capital	714,474	716,301
Common stock held in treasury; 1,602,737 and 7,691,361 shares at December 31, 2005 and 2006, respectively	(55,798)	(55,792)
Accumulated deficit	(323,480)	(335,366)
Accumulated other comprehensive income	23,866	23,726

Total shareholders’ equity	359,090	348,897

Total liabilities and shareholders’ equity	$770,388	$742,763

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

Three Months
Ended March 31,
2008
OPERATING ACTIVITIES:
Net (loss) income	$(11,884)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	345
Bad debt expense	42
Amortization expense	3,264
Amortization expense included in cost of revenue	3,021
Depreciation	2,084
Stock compensation expenses	1,643
Deferred provision for income taxes	66
Discount amortization on convertible notes	490
Fair market value adjustment of derivative instruments	2,319
Other	79
Changes in operating assets and liabilities:
Accounts receivable	7,151
Prepayments and other current assets	(2,704)
Other assets	(1,181)
Accounts payable	(3,030)
Accrued liabilities	(300)
Deferred revenue	3,878
Income tax payable	(805)
Other liabilities	803

5,281

Net cash provided by operating activities
INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(3,623)
Purchases of property and equipment	(290)
Capitalized software	(2,899)
Proceeds from disposal of available-for-sale securities	33,319
Other	85

Net Cash Provided (used) in investing activities	26,592

FINANCING ACTIVITIES:
Repayment of bank loans	(21,783)
Other	119

Net cash provided by (used in) financing activities	(21,664)

Effect of exchange differences on cash	1,193

Net increase (decrease) in cash and cash equivalents	11,402
Cash and cash equivalents at beginning of year	145,346

Cash and cash equivalents at end of year	$156,748

(1) Non-GAAP Cash Reconciliation	Q1	2008
Cash and cash equivalents	$156,748
Add restricted cash	4,171
Add available-for-sale securities – current	37,179
Add available-for-sale securities – long-term	31,145

Non GAAP cash and cash equivalents	$229,243

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non-GAAP Results
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2008
Reconciliation from GAAP results to Non-GAAP results
Income (loss) from continuing operations
Add back revenue impact of deferred maintenance revenue	$1,361	$(11,632)
Add back amortization expense	--	605
Add back amortization expense included in cost of revenue	2,527	3,264
Add back deferred tax impact	1,933	3,021
Add back restructuring and other charges	699	(66)
Add back amortization of debt issuance costs	1,586	513
Add back loss on derivatives	491	490
Add back impairment of available-for-sale securities	--	2,319
Add back stock compensation expenses	--	51
Subtract minority interest	2,279	1,643
Subtract (gain) loss on disposal of investments	(186)	(116)
Income (loss) from continuing operations – Non-GAAP	--	(12)

	$10,690	$80

Adjusted diluted earnings per share from continuing operations	$0.08	$0.00

Weighted average fully diluted shares outstanding	127,379	123,484